Exhibit 12

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

Exhibit 12—Statement Regarding Computation of Ratios of Earnings to Fixed Charges

	February 3, 2007	January 28, 2006	January 29, 2005		January 31, 2004	February 1, 2003
	(in thousands, except ratios)
Fiscal year
Interest	$49,342	$49,040	$35,965		$38,255	$47,237
Interest factor in rental expense	19,984	22,534	20,314		21,269	20,424
Capitalized interest	799	867	659		—	44
(a) Fixed charges, as defined	$70,125	$72,441	$56,938		$59,524	$67,705
(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$(6,297)	$(56,368)	$40,981		$(23,961)	$61,267
Fixed charges	70,125	72,441	56,938		59,524	67,705
Capitalized interest	(799)	(867)	(659)		—	(44)
(b) Earnings, as defined	$63,029	$15,206	$97,260		$35,563	$128,928
(c) Ratio of earnings to fixed charges (b÷a)	—	—	1.7	x	—	1.9	x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $7.1, $57.2 and $24.0 million for fiscal years ended February 3, 2007, January 28, 2006 and January 31, 2004, respectively.